300 North LaSalle Street
Chicago, Illinois 60654

Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

January 26, 2012

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christopher F. Chase
Mara L. Ransom
Brigitte Lippman
Robert Babula
Donna Di Silvio

Re:	Roundy’s Parent Company, Inc.
Registration Statement on Form S-1
(SEC File No. 333-178311), originally filed December 5, 2011

Ladies and Gentlemen:

Roundy’s Parent Company, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company, dated January 23, 2012.  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on January 9, 2012, and will be annotated to identify the staff’s comment that such changes are intended to address.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

The Registrant has added the price range, the number of shares to be offered and the other information required pursuant to Rule 430A under the Securities Act in the Amendment.  Additionally, the Registrant has added a section on “Recent Unaudited Operating Results” to the Summary, including unaudited full year operating results for fiscal 2011.

Hong Kong   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

Risk Factors, page 11

We have significant debt service obligations . . . , page 17

1.                                       Please update this risk factor on page 17 to disclose your debt service obligations for fiscal 2011. If you are unable at this time to provide information for fiscal 2011, please disclose the most recent interim amount available in addition to the fiscal 2010 amount.

Response:  The Registrant has added disclosure on page 20 of the Amendment in response to the Staff’s comment.

Contractual Obligations, page 63

2.                                       We read your response to comment 25 and reissue our comment. In this regard, since your debt refinancing is on a best efforts basis, please balance your presentation to also show your contractual obligations on adjusted basis after giving effect to the offering assuming you have not consummated a debt refinancing transaction.

Response:    The Registrant has added disclosure on page 65 of the Amendment in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 64

Reserve for Self-Insurance, page 66

3.                                       We note your response to comment 26. Please explain to us and disclose why your accrual was $85.7 million in fiscal 2009. Further, provide a table that shows the change in the reserves for self-insurance for the interim period ended October 1, 2011.

Response:  The Registrant has added disclosure on page 68 of the Amendment in response to the Staff’s comment.  The Registrant advises the staff that it experienced an unusually high dollar amount of healthcare claims in fiscal 2009, which resulted in higher required reserve accruals.  In fiscal 2010, the Registrant’s reserve accruals for healthcare costs decreased due to reduced headcount, as well as a reduction in costs resulting from health plan design changes.

Principal and Selling Stockholders, page 107

4.                                       Please disclose in the footnotes to the tables the identity of the natural persons or the publicly registered company who exercise voting and/or investment control over the securities held by the entities reflected under “Other Selling Stockholders” and “Over-Allotment Option.” For guidance, refer to Sections 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure

Interpretations, available on our website. Please also briefly describe when and how the other selling stockholders acquired their shares.

Response: The Registrant has added disclosure on pages 110 through 115 of the Amendment in response to the Staff’s comment.  The non-employee selling stockholders, which includes the 5% stockholders as well as McAdams Holdings, LLC, Prescott’s Investment Company, LLC and Gary Gundlach, all purchased their shares in connection with the original acquisition of the Registrant by Willis Stein.  Additionally, Robert Mariano and Darren Karst purchased their shares at the time of the acquisition. The other selling stockholders, who are all executives or former executives of the Registrant, all purchased their shares at their respective times of hiring.

Exhibits

5.                                       Please file your outstanding exhibits with your next amendment so that we may have sufficient time to review them prior to you seeking acceleration of effectiveness.

Response:  The Registrant has filed the outstanding exhibits with the Amendment in response to the Staff’s comment.

6.                                       Please revise counsel’s opinion on page 2 to reflect that the Secondary Shares “are” duly authorized, etc.

Response:  Kirkland & Ellis LLP has revised its opinion in response to the Staff’s comment.

We hope that the foregoing has been responsive to the staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Robert Goedert at (312) 862-7317.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Robert Mariano
Edward Kitz